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               July 12, 2021

       John Schaible
       Chief Executive Officer
       Quantum FinTech Acquisition Corp
       4221 W. Boy Scout Blvd., Suite 300
       Tampa, FL 33607

                                                        Re: Quantum FinTech
Acquisition Corp
                                                            Form 8-K filed July
9, 2021
                                                            File No. 001-40009

       Dear Mr. Schaible:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




               Sincerely,


               Division of Corporation Finance

               Office of Real Estate & Construction